UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Medgenics, Inc.

(Name of Issuer)

Common Stock, $.0001 Par Value Per Share

Warrants to Purchase Common Stock

(Title of Class of Securities)

Common Stock: 58436Q203

Warrants: 58436Q112

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 58436Q203, 58436Q112	Schedule 13G	Page 2 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andrew Cader
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 (1)
	6	SHARED VOTING POWER Common Stock: 1,024,400 (1) Warrants: 384,188.57 (1)
	7	SOLE DISPOSITIVE POWER 0 (1)
	8	SHARED DISPOSITIVE POWER Common Stock: 1,024,400 (1) Warrants: 384,188.57 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 1,024,400 (1) Warrants: 384,188.57 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Common Stock: 8.07% (1) (2) Warrants: 6.44% (1)(3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Subject to the responses contained in Item 4 herein.
(2)	Includes 640,211.43 shares of common stock par value $.0001 per share (“Common Stock”), of Medgenics, Inc. (the “Company”), plus warrants of the Company (“Warrants”) to purchase an additional 384,188.57 shares of Common Stock. Based on information contained in the Company’s Prospectus Supplement filed with Securities and Exchange Commission on February 8, 2013, the Company had 12,307,808 shares of Common Stock issued and outstanding as of December 31, 2012.
(3)	Based on information contained in the Company’s Prospectus Supplement filed with Securities and Exchange Commission on February 8, 2013, the Company had 5,969,891 Warrants issued and outstanding as of December 31, 2012.

CUSIP NO. 58436Q203, 58436Q112	Schedule 13G	Page 3 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ACNYC LLC (Federal EIN # 37-1457452)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 (1)
	6	SHARED VOTING POWER Common Stock: 1,024,400 (1) Warrants: 384,188.57 (1)
	7	SOLE DISPOSITIVE POWER 0 (1)
	8	SHARED DISPOSITIVE POWER Common Stock: 1,024,400 (1) Warrants: 384,188.57 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 1,024,400(1) Warrants: 384,188.57 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Common Stock: 8.07% (1) (2) Warrants: 6.44% (1)(3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Subject to the responses contained in Item 4 herein.
(2)	Includes 640,211.43 shares of Common Stock plus Warrants to purchase an additional 384,188.57 shares of Common Stock. Based on information contained in the Company’s Prospectus Supplement filed with Securities and Exchange Commission on February 8, 2013, the Company had 12,307,808 shares of Common Stock issued and outstanding as of December 31, 2012.
(3)	Based on information contained in the Company’s Prospectus Supplement filed with Securities and Exchange Commission on February 8, 2013, the Company had 5,969,891 Warrants issued and outstanding as of December 31, 2012.

Item 1(a).	Name of Issuer:

Medgenics, Inc. (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

555 California Street
Suite 365
San Francisco, CA 94104

Item 2(a).	Name of Person Filing:

Andrew Cader
ACNYC LLC

(each, a “Reporting Person”, and collectively, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

70 Meeting House Road
Mount Kisco, New York 10549

Item 2(c).	Citizenship:

The responses provided in Row 4 on the cover page with respect to each Reporting Person are incorporated by reference herein in response to this Item 2(c).

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share
Warrants to purchase Common Stock

Item 2(e).	CUSIP Number:

Common Stock: 58436Q203
Warrants: 58436Q112

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)        Amount beneficially owned: As of December 31, 2012, and subject to the information included in this Item 4, Mr. Cader beneficially owned 1,024,400 shares of Common Stock, all of which were owned by ACNYC LLC. As required under regulations of the Securities and Exchange Commission, the number of shares beneficially owned includes 384,188.57 shares of Common Stock underlying Warrants held by ACNYC LLC.

The filing of this Schedule 13G shall not be construed as an admission that (a) either of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any equity securities covered by this Schedule 13G or (b) that this Schedule 13G is legally required to be filed by each of the Reporting Persons.

(b)        Percent of class:

The responses provided in Row 11 on the cover page with respect to each Reporting Person are incorporated by reference herein in response to this Item 4(b).

The percentage of each class of securities outstanding was based on (i) in the case of Common Stock, 12,691,996.57 shares of Common Stock outstanding, which number is calculated by adding (1) 12,307,808 shares of Common Stock outstanding as of December 31, 2012 as reported in the Company’s Prospectus Supplement filed with Securities and Exchange Commission on February 8, 2013 and (2) 384,188.57 shares of Common Stock underlying the Warrants held by the Reporting Persons; and (ii), in the case of the Warrants, 5,969,891Warrants outstanding as of December 31, 2012 as reported in the Company’s Prospectus Supplement filed with Securities and Exchange Commission on February 8, 2013.

(c)        Number of shares of Common Stock and Warrants as to which Mr. Cader and ACNYC LLC each have:

(i)	sole power to vote or to direct the vote: 0 shares of Common Stock and 0 Warrants.

(ii)	shared power to vote or to direct the vote: 1,024,400 shares of Common Stock (including 384,188.57 shares underlying the Warrants), all of which are owned of record by ACNYC LLC, and 384,188.57 Warrants, all of which are owned of record by ACNYC LLC.

(iii)	sole power to dispose or to direct the disposition of: 0 shares of Common Stock and 0 Warrants.

(iv)	shared power to dispose or to direct the disposition of: 1,024,400 shares of Common Stock (including 384,188.57 shares underlying the Warrants), all of which are owned of record by ACNYC LLC, and 384,188.57 Warrants, all of which are owned of record by ACNYC LLC.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

ACNYC LLC is the record and beneficial owner of 1,024,400 shares of Common Stock (including 384,188.57 shares of Common Stock underlying the Warrants) all of which are also beneficially owned by Mr. Cader, as the sole member of ACNYC LLC. Thus, each of the Reporting Persons may have the right to receive or the power to direct the receipt of dividends from such shares of Common Stock and the proceeds from the sale of such shares of Common Stock and Warrants.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2013	/s/ Andrew Cader
Andrew Cader

Date: February 13, 2013	ACNYC LLC

	By:	/s/ Andrew Cader
Andrew Cader, Sole Member

AGREEMENT

Pursuant to Securities Exchange Act

Rule 13d-1(k)(1)(iii)

The undersigned hereby agree that the Schedule 13G to which this Agreement relates, filed pursuant to the Securities Exchange Act of 1934 and executed by each of the undersigned of even date herewith, is filed on behalf of each of the undersigned.

DULY EXECUTED this 13th day of February, 2013.

/s/ Andrew Cader
Andrew Cader

ACNYC LLC

By:	/s/ Andrew Cader
Andrew Cader, Sole Member

Page 8 of 8